UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated May 12, 2011: DryShips Reports Financial and Operating Results for the First Quarter 2011.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2011

May 12, 2011, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., of off-shore contract drilling oil services, today announced its unaudited financial and operating results for the first quarter ended March 31, 2011.

Drilling Segment Employment Update

•

On May 12, 2011, the Company was awarded contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A (“Petrobras”) for drilling offshore Brazil. The term of each contract is 1095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos will commence directly after delivery from Samsung Heavy Industries in September 2011, while the contract for the Ocean Rig Corcovado will commence in direct continuation of the current contract with Cairn Energy offshore Greenland. The documents pursuant to the award are expected to be executed in the coming weeks.

•

On May 5, 2011, the Company signed a new drilling contract for the Leiv Eiriksson with Borders & Southern Petroleum plc for performance of exploration drilling offshore the Falkland Islands. This contract replaces the previous contract with Borders & Southern plc for the Eirik Raude. The Leiv Eiriksson will perform the scheduled drilling program in direct continuation after completion of the drilling campaign for Cairn Energy offshore Greenland. The contract is for drilling two wells for a period of about 90 days, including three further optional wells. The contract value is approximately $80 million.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are delighted to have secured two long-term drilling contracts from the biggest player in the ultra deepwater drilling market, which is a testament to Ocean Rig’s operational track record and the quality of our assets. Following these contracts we now have three of our drillships on contract to Petrobras. These two contracts are the culmination of our efforts since we entered the drilling segment three years ago. We have now secured contracts for all of our initial newbuilding drillships and doubled our backlog to over $2 billion. Ocean Rig has delivered on all its promises during the last few months by:

-

Solidifying its balance sheet through the $500 million private placement in December 2010.

-

Completing the financing of four of its newbuilding drillships through the $800 million Nordea facility, the restructuring of the $1.1 billion Deutsche Bank facility and the placement of $500 million of 9.5% senior unsecured notes.

-

Increasing the backlog to over $2 billion.

Ocean Rig has entered into the next phase of its development and is in a unique position to capitalize on the positive ultra deepwater market fundamentals. By exercising two of our four options to build additional 7th generation drillships, Ocean Rig is now the largest pure player in the ultra deepwater sector with the most sophisticated assets available for charter at a time when oil companies are increasing their E&P spending. For DryShips the diversification in the drilling space is paying off at a particularly opportune time given the challenging drybulk and tanker markets. During the next few months we plan to take active steps to monetize DryShips’ most prized asset, its shares of Ocean Rig common stock, through a public listing in the U.S.

Turning to the shipping side, we are well prepared to weather the current storm. We have a good backlog on the drybulk fleet with long-term time charters. This backlog enables us not only to comfortably service our debt but also allows opportunistic acquisitions. On the tanker side we continue to take delivery of our state of the art tankers and secure the appropriate level of debt along the way. While the bulk shipping markets remain challenging we are encouraged by the high scrapping activity, the slippage in delivery and the strong demand fundamentals of drybulk commodities and oil markets.”

Selected Recent Developments

•

On April 29, 2011, the Company took delivery of its newbuilding Aframax tanker, Daytona.

•

On April 27, 2011, the Company exercised the second of its four 7th generation newbuilding drillship options and entered into a shipbuilding contract for a total yard cost of $608.0 million. The Company paid $207.4 million to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for October 2013.

•

On April 27, 2011, the Company completed the issuance of $500 million aggregate principal amount of 9.5% senior unsecured notes due 2016 offered in a private placement.  The net proceeds from the notes offering amounted to approximately $487.5 million.

•

On April 27, 2011, the Company entered into an agreement with all lenders under the two $562.5 million Loan Agreements to restructure the agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562.5 million to $495.0 million under each facility; (ii) in addition to the guarantee already provided by DryShips, Ocean Rig UDW provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company is permitted to draw under the facility with respect to the Ocean Rig Mykonos provided the Company has obtained suitable employment for such drillship no later than August 2011.

•

On April 20, 2011 the Company entered into a $32.3 million secured term loan facility with an international lender to partially finance the construction cost of the newbuilding tanker Daytona.

•

On April 18, 2011, the Company entered into an $800 million Syndicated Secured Term Loan Facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment.  The facility bears interest at LIBOR plus a margin. The facility is guaranteed by DryShips and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, the Company drew down the full amount of this facility and prepaid its $325 million Bridge Loan Facility.

•

On April 18, 2011, the Company exercised the first of its four 7th generation newbuilding drillship options and entered into a shipbuilding contract for a total yard cost of $608 million. The Company paid $207.6 million to the shipyard in connection with the exercise of the option.  Delivery of this hull is scheduled for July 2013.

•

On April 12, 2011 the Company concluded an order for two 176,000 dwt Capesize dry bulk vessels for an aggregate contract price of $108.4 million, with an established Chinese shipyard. The vessels are expected to be delivered in the third and the fourth quarter of 2012, respectively.

•

On March 30, 2011, the Company took delivery of its second newbuilding drillship Ocean Rig Olympia.

•

On March 23, 2011, the Company took delivery of its newbuilding Suezmax tanker, Vilamoura.

•

On March 16, 2011, the Company’s vessel, Oliva, was reported to have run aground in a group of islands in the South Atlantic Ocean. The vessel was declared a total actual loss. As of the date of this press release, we have collected substantially all of the insurance proceeds.

First quarter 2011 Financial Highlights

➢

For the first quarter of 2011, the Company reported net income of $25.8 million, or $0.07 basic and diluted earnings per share. Included in the first quarter 2011 results are various items, totaling $30.3 million, or $0.08 per share which are described below. Excluding these items, net income would have amounted to $56.1 million or $0.15 basic and diluted earnings per share.

Included in the first quarter 2011 results are:

o

Incremental costs associated with class survey of Leiv Eiriksson in the first quarter 2011 of $8.9 million, or $0.02 per share. Next survey is scheduled for 2016.

o

Losses incurred on our interest rate swaps, amounting to $3.9 million, or $0.01 per share.

o

Non-cash amortization of debt issuance costs, including those relating to our convertible senior notes, totaling $17.5 million, or $0.05 per share.

➢

Basic earnings per share for the first quarter of 2011 includes a reduction to net income amounting to $2.5 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

➢

The Company reported adjusted EBITDA of $107.1 million for the first quarter of 2011.1

Financial Review: 2011 First quarter

The Company recorded net income of $25.8 million, or $0.07 basic diluted earnings per share, for the three-month period ended March 31, 2011, as compared to a net income of $13.3 million, or $0.04 basic and diluted earnings per share, for the three-month period ended March 31, 2010. Adjusted EBITDA, which is defined and reconciled to net income later in this press release, was $107.1 million for the first quarter of 2011 as compared to $116.5 million for the same period in 2010.

Included in the first quarter 2011 results are various items totaling $30.3 million, or $0.08 per share, which are described at the beginning of this press release. Excluding these items, our adjusted net income would have amounted to $56.1 million, or $0.15 per share.

Basic earnings per share for the first quarter of 2011 includes a reduction to net income amounting to $2.5 million relating to the cumulative payment-in-kind dividends on the Series A Convertible Preferred Stock, which reduces the income available to common shareholders.

For the drybulk and tanker carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $15.3 million to $91.6 million for the three-month period ended March 31, 2011, as compared to $106.9 million for the three-month period ended March 31, 2010. For the offshore drilling segment, revenues from drilling contracts increased by $29.0 million to $109.3 million for the three-month period ended March 31, 2011 as compared to $80.3 million for the same period in 2010.

Total vessel and rig operating expenses increased by $14.5 million to $62.9 million for the three-month period ended March 31, 2011, as compared to $48.4 million for the three-month period ended March 31, 2010, while total depreciation and amortization increased by $8.7 million to $55.9 million for the three-month period ended March 31, 2011 as compared to $47.2 million for the three-month period ended March 31, 2010. Total general and administrative expenses decreased to $25.7 million in the first quarter of 2011 from $27.2 million during the comparative period in 2010.

Fleet List

The table below describes our drybulk and tanker fleet profile as of May 12, 2011

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Dry fleet

Capesize:
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	Spot
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	Spot

Panamax:
Amalfi	2009	75,000	Panamax	$39,750	Aug- 13	Oct- 13
Avoca	2004	76,629	Panamax	$45,500	Sep-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,816	Panamax	Spot
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,925	Panamax	$43,500	Jun-12	Aug-12
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,747	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Rapallo	2009	75,123	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,707	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	Spot
Sonoma	2001	74,786	Panamax	$19,300	Sept- 11	Nov- 11
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,035	Panamax	$16,750	May-11	Jul-11

Supramax:
Galveston	2002	51,201	Supramax	Spot
Paros I	2003	51,201	Supramax	$27,135	Oct-11	May-12

	Year			Gross rate
	Built	DWT	Type	Per day
Newbuildings

Panamax 1	2011	76,000	Panamax
Panamax 2	2012	76,000	Panamax
Capesize 1	2012	176,000	Capesize
Capesize 2	2012	176,000	Capesize

Tanker fleet

Saga	2011	115,200	Aframax	Spot
Vilamoura	2011	158,300	Suezmax	Spot
Daytona	2011	115,200	Aframax	Spot

Newbuildings
Alicante	2012	115,200	Aframax
Belmar	2011	115,200	Aframax
Calida	2011	115,200	Aframax

Mareta	2012	115,200	Aframax
Blanca	2013	158,300	Suezmax
Bordeira	2013	158,300	Suezmax
Esperona	2013	158,300	Suezmax
Lipari	2012	158,300	Suezmax
Petalidi	2012	158,300	Suezmax

Drilling Units
	Year Built or Scheduled Delivery / Generation	Contract Term	Backlog ($ million)
Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	Q2 2011 – Q4 2011 Q42011 – Q2 2012	$100 $80
Eirik Raude	2002 / 5th	Q4 2008 – Q4 2011	$127
Existing Drillships
Ocean Rig Corcovado	2011 / 6th	Q1 2011 – Q4 2011 Q4 2011- Q4 2014	$107 $534
Ocean Rig Olympia	2011 / 6th	Q2 2011 – Q2 2012	$160

Newbuilding Drillships
Ocean Rig Poseidon	Q3 2011 / 6th	Q3 2011 – Q2 2013	$378
Ocean Rig Mykonos	Q3 2011 / 6th	Q4 2011- Q4 2014	$528
OCR Drillship TBN #1	Q3 2013 / 7th
OCR Drillship TBN #2	Q3 2013 / 7th
		Total	$2,014

Drybulk Carrier Segment Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended March 31,
	2010	2011
Average number of vessels(1)	37.6	36.8
Total voyage days for vessels(2)	3,314	3,268
Total calendar days for vessels(3)	3,384	3,314
Fleet utilization(4)	98%	98.6%
Time charter equivalent(5)	32,250	27,700
Vessel operating expenses (daily)(6)	5,691	5,794

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended March 31,
	2010	2011
Voyage revenues	113,903	96,988
Voyage expenses	(7,026)	(6,465)
Time charter equivalent revenues	106,877	90,523
Total voyage days for fleet	3,314	3,268
Time charter equivalent TCE	32,250	27,700

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended March 31,
	2010	2011
	(As restated)

REVENUES:
Voyage revenues	$113,903	$98,087
Revenues from drilling contracts	80,256	109,326
	194,159	207,413

EXPENSES:
Voyage expenses	7,026	6,516
Vessel operating expenses	19,259	21,085
Drilling rigs operating expenses	29,100	41,850
Depreciation and amortization	47,158	55,916
Loss/ (gain) on sale of vessels	(10,684)	-
General and administrative expenses	27,187	25,677

Operating income	75,113	56,369

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(16, 895)	(15,606)
Gain/(loss) on interest rate swaps	(34,638)	(3,854)
Other, net	(5,728)	1,057
Income taxes	(4,577)	(5,961)
Total other income/(expenses), net	(61,838)	(24,364)

Net income/(loss)	13,275	32,005

Net income attributable to non-controlling interests	-	(6,240)

Net income/(loss) attributable to Dryships Inc.	$13,275	$25,765

Earnings/(loss) per common share, basic and diluted	$0.04	$0.07
Weighted average number of shares, basic and diluted	254,823,623	337,143,598

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	March 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$129,463
Restricted cash	578,311	304,564
Trade accounts receivable, net	25,204	57,386
Other current assets	70,065	160,514
Total current assets	1,065,110	651,927

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions	2,072,699	977,075
Vessels, net	1,917,966	1,962,882
Drilling rigs, machinery and equipment, net	1,249,333	2,996,623
Total fixed assets, net	5,239,998	5,936,580

OTHER NON CURRENT ASSETS:
Restricted cash	195,517	205,000
Other non-current assets	483,869	197,888
Total non current assets	679,386	402,888
Total assets	6,984,494	6,991,395

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	731,232	651,428
Other current liabilities	204,203	255,635
Total current liabilities	935,435	907,063

NON CURRENT LIABILITIES
Long-term debt, net of current portion	1,988,460	1,992,370
Other non-current liabilities	161,070	146,756
Total non current liabilities	2,149,530	2,139,126

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total Dryhsips Inc. stockholders’ equity	3,363,253	3,401,945
Non controlling interests	536,276	543,261
Total equity	3,899,529	3,945,206
Total liabilities and stockholders’ equity	$6,984,494	$6,991,395

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended March 31,
	2010	2011
	(As restated)

REVENUES:
Revenues from drilling contracts	$80,256	$109,326

EXPENSES:
Drilling rigs operating expenses	29,100	41,850
Depreciation and amortization	18,468	28,197
General and administrative expenses	5,517	6,099

Operating income	27,171	33,180

OTHER INCOME / (EXPENSES):
Interest income	1,658	5,653
Interest and finance costs	(2,889)	(2,624)
Gain/(loss) on interest rate swaps	(9,509)	(1,517)
Other, net	(683)	137
Income taxes	(4,577)	(5,961)
Total other income/(expenses), net	(16,000)	(4,312)

Net income/(loss)	$11,171	$28,868

Earnings/(loss) per common share, basic and diluted	$0.11	$0.22
Weighted average number of shares, basic and diluted	103,125,500	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	March 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$30,007
Restricted cash	512,793	239,999
Trade accounts receivable, net	24,286	50,097
Other current assets	39,220	66,371
Total current assets	672,006	386,474

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,888,490	832,377
Drilling rigs, machinery and equipment, net	1,249,333	2,968,198
Total fixed assets, net	3,137,823	3,800,575

OTHER NON CURRENT ASSETS:
Other non-current assets	533,869	247,688
Total non current assets	533,869	247,688
Total assets	4,343,698	4,434,737

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	560,561	486,727
Other current liabilities	107,357	290,959
Total current liabilities	667,918	777,686

NON CURRENT LIABILITIES
Long-term debt, net of current portion	696,986	651,424
Other non-current liabilities	97,712	95,025
Total non current liabilities	794,698	746,449

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,881,082	2,910,602
Total equity	2,881,082	2,910,602
Total liabilities and stockholders’ equity	$4,343,698	$4,434,737

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

Dryships Inc.

(Expressed in Thousands of U.S. Dollars)	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	(As restated)

Net income/(loss) attributable to Dryships Inc.	13,275	25,765

Add: Net interest expense	16,895	15,606
Add: Depreciation and amortization	47,158	55,916
Add: Income taxes	4,577	5,961
Add: Loss/ (gain) on interest rate swaps	34,638	3,854

Adjusted EBITDA	116,543	107,102

Ocean Rig UDW Inc.

(Expressed in Thousands of U.S. Dollars)	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	(As restated)

Net income/(loss)	11,171	28,868

Add: Net interest expense	1,231	(3,029)
Add: Depreciation and amortization	18,468	28,197
Add: Income taxes	4,577	5,961
Add: Loss/ (gain) on interest rate swaps	9,509	1,517

Adjusted EBITDA	44,956	61,514

Conference Call and Webcast: May 13, 2011

As announced, the Company’s management team will host a conference call on Friday, May 13, 2011, at 8:00 a.m. EDT to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until May 15, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW, Inc., DryShips owns and operates 8 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 6 ultra deepwater drillships, 4 of which remain be delivered to the company during 2011 and 2013. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 9 Capesize, 28 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips Inc.’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk carrier, tanker vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling units or drybulk carrier or tanker vessels, failure of a buyer to accept delivery of a drilling unit or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil or petroleum products, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 12, 2011	By: /s/George Economou
George Economou Chief Executive Officer

Footnotes

1 Please see a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with United States generally accepted accounting principles, or U.S. GAAP.